Exhibit 99.4

The PRC Activated Carbon Manufacturing Market and Biomass Energy Market Independent Research © 2019 Frost & Sullivan. All rights reserved. This document contains highly confidential information and is the sole property of Frost & Sullivan. No part of it may be circulated, quoted, copied or otherwise reproduced without the written approval of Frost & Sullivan. Highly Confidential June 2019

2 Agenda 2 Overview of Activated Carbon Manufacturing Market in the PRC 3 Overview of Biomass Energy Market in the PRC 1 Background of the Research 4 Appendix

3 Project Scope Research Period • Historical Year: 2013 - 2016 • Base Year: 2017 • Forecast Year: 2018E - 2022E *Note: Update of market data to the base year of 2018 will be commenced during the third quarter of 2019, subject to availability of market information Geographic Scope • The PRC Industry Scope • Activated Carbon Manufacturing Market • Biomass Energy Market Scope The project scope is defined as follows:

4 Limitations Source of Information Industry Expert Interview Market indicators for modeling Official Statistical sources » Interviews with industry experts and competitors will be conducted on a best - effort basis to collect information in aiding in - depth analysis for this report . » Frost & Sullivan will not be responsible for any information gaps in the circumstances that Interviewees refused to disclose confidential data or figures . » The point of this study is set in 2017 . It took 2017 as the base year and 2018 to 2022 as the forecast period . However, in the case where data has not yet been updated or published on public sources at the point of this study, Frost & Sullivan would use the latest data available or make preliminary projections based on historical trends . » Under circumstances where information was not available, Frost & Sullivan would use in - house modeling and simulation to arrive at an estimate . » Sources of information are stated at the bottom on each page for reference .

5 Agenda 2 Overview of Activated Carbon Manufacturing Market in the PRC 3 Overview of Biomass Energy Market in the PRC 1 Background of the Research 4 Appendix

6 • According to the International Monetary Fund, during the past five years, total nominal Gross domestic product (“GDP”) in the PRC rose from RMB 64 . 7 trillion in 2014 to RMB 88 . 7 trillion in 2018 , representing a CAGR of approximately 8% . The remarkable growth was mainly due to the favorable government policies stimulating the development of the domestic economy . Further, with the economic reform from an investment - driven economy to a consumption - driven economy, the nominal GDP in the PRC is expected to increase with a CAGR of approximately 8 . 2 % from 2019 to 2023 . In line with the rapid growth of the nominal GDP, nominal GDP per capita in the PRC was RMB 63 , 568 . 9 in 2018 , representing a CAGR of 7 . 47 % from 2014 . Source: International Monetary Fund, Frost & Sullivan Inhouse Database Overview of Macroeconomic Environment in the PRC Nominal GDP and Nominal GDP per Capita Nominal GDP and Nominal GDP per Capita (the PRC), 2014 - 2023E 64.7 69.9 74.6 81.5 88.7 96.0 104.1 112.7 121.7 131.5 47,314.8 50,858.4 53,925.4 58,648.4 63,568.9 68,571.9 74,155.3 80,020.5 86,240.2 93,207.1 0 40 80 120 160 200 0 20,000 40,000 60,000 80,000 100,000 2021E 2023E RMB Trillion RMB 2017 2014 2015 2016 2019E 2018 2020E 2022E Nominal GDP Nominal GDP per Capita CAGR 2014 - 2018 2019E - 2023E Nominal GDP 8.2% 8.2% Nominal GDP per capita 7.7% 8.0%

7 • According to the National Bureau of Statistics of China, rapid economic growth in the PRC has supported the urbanization process from 2014 to 2018 . The urban population rose from 742 . 7 million in 2014 to 834 . 4 million in 2018 , with a CAGR of approximately 3 . 0% . The urbanization rate increased from 54 . 3 % to 59 . 8 % during the same period . With the issue of “The National Plan of New - type Urbanization ( 2014 - 2020 )” 《 国家新型城镇化规划 2014 2020 年 》 ” in 2014 , the urbanization is expected to rise further from 2019 to 2023 . The increasing population implies steady demand for pharmaceutical products in the PRC, which will further stimulate the growth of the market . Source: National Bureau of Statistics of China, Frost & Sullivan Inhouse Database Overview of Macroeconomic Environment in the PRC Population and Urbanization Rate Population and Urbanization Rate (the PRC), 2014 - 2023E 625.1 611.7 598.7 583.8 561.0 543.3 525.2 505.5 484.1 472.8 742.7 762.9 784.0 806.3 834.4 856.9 879.2 902.7 927.2 938.4 0 500 1,000 1,500 2,000 2,500 40 0 20 60 80 100 2017 2014 1,382.7 58.0% 55.5% 56.7% 59.8% 2018 61.2% 1,404.4 2021E 2019E Million 2020E 1,395.4 64.1% 65.7% 2022E 66.5% 2023E 1,367.8 1,411.3 1,374.6 1,400.2 1,408.2 1,411.2 2015 1,390.1 54.3% % 2016 62.6% Rural Population Urban Population Urbanization Rate CAGR 2014 - 2018 2019E - 2023E Urban population 3.0% 2.3% Rural population - 2.7% - 3.4% Total population 0.5% 0.2%

8 Overview of Activated Carbon Manufacturing Market in the PRC Definition and Classifications Source: Frost & Sullivan Inhouse Database • Activated carbon is a form of carbon with high absorption ability as it has undergone additional chemical processes . It is primarily manufactured from wood, bamboo, charcoal, and various kinds of fruit shells . The manufacturing process involves crushing, sieving, catalyst activating, rinsing, drying, and screening . It has the ability to perform selective adsorption in various situations in both gas and liquid, in order to achieve decolorization, disinfection, deodorization, decontamination, and purification . • In recent years, with the continuous development of the economy and the consumption upgrade in the PRC, rising consumer awareness on the safety and purity of food, pharmaceuticals, and drinking water has increased the market demand for activated carbon products . Definition wood Bamboo Fruit Shells Activated Carbon Charcoal

9 Overview of Activated Carbon Manufacturing Market in the PRC Definition and Classifications Source: Frost & Sullivan Inhouse Database • Activated carbon products can be primarily classified by appearance, raw materials used, manufacturing processes, and applications . Definition Activated Carbon Appearance Powdered Activated Carbon Granular Activated Carbon Fibrous Activated Carbon Raw Material Coal Activated Carbon Wood Activated Carbon Activated Carbon from Shell/Core Petroleum Activated Carbon Other Small Varieties Manufacturing Process Chemical Physical Application Gas Adsorption Adsorption in liquid phase Catalyst

10 Overview of Activated Carbon Manufacturing Market in the PRC Overview of Wood - Based Activated Carbon Manufacturing Industry Source: Frost & Sullivan Inhouse Database • The wood - based activated carbon is a kind of activated carbon made from fuelwood, sawdust, wood block, and other wooden raw materials and processed by popular processes such as physical method, phosphoric acid method, and zinc chloride method . By comparison, coal - based activated carbon is a kind of activated carbon made from coal . • Advantages : Since the raw materials of wood - based activated carbon are renewable and there is less emission of carbon dioxide in the production process, wood - based activated carbon is more environmentally friendly than coal - based activated carbon . • The wood - based activated carbon manufacturing industry in the PRC has made remarkable achievements in the past century, especially in the past 20 years of industrial reformation and development . Manufacturing processes have developed from simple flat - plate furnace and smoldering furnace to more advanced production methods, such as rotary furnace, fluidized bed furnace, and other production processes . Overview of Wood - Based Activated Value chain of Activated Carbon Industry Manufacturer Raw Material Producers and Supplier • The upstream suppliers of the activated carbon industrial supply chain are activated carbon raw material producers and suppliers, which include suppliers of forestry residues and packaging materials . The midstream suppliers of the supply chain are wood - based activated carbon manufacturers, whereas the downstream consumers are different industries that use activated carbon as raw materials, including the food industry, chemical industry, pharmaceutical industry and many others . Different Industries User Upstream Midstream Downstream

11 Source: Frost & Sullivan Inhouse Database Production Volume of Wood - based Activated Carbon Manufacturing Industry, the PRC, 2013 - 2022E • Due to the rapid development of industrial technology, stricter environmental protection regulations, and increased attention to food safety, demand for wood - based activated carbon has increased in many industries, such as the food and beverage, pharmaceutical, metallurgy, environmental engineering, and automobile industries . The production volume of wood - based activated carbon products in the PRC has increased from 108 . 0 thousand tons in 2013 to 159 . 1 thousand tons in 2018 , a compound annual growth rate (“CAGR”) of 7 . 8% . It is expected that the production volume will reach 203 . 2 thousand tons by 2022 , representing a CAGR of 6 . 4 % from 2018 to 2022 . Overview of Activated Carbon Manufacturing Market in the PRC Overview of Wood - Based Activated Carbon Manufacturing Industry 108.0 123.0 128.0 135.0 146.0 159.1 170.0 181.1 192.0 203.2 0 50 100 150 200 250 2014 2013 2015 Thousand Tons 2017 2016 2018 2019E 2020E 2021E 2022E CAGR: 7.8% CAGR: 6.4%

# Overview of Activated Carbon Manufacturing Market in the PRC

## Related Policies and Regulations

- Wood-based activated carbon manufacturing industry is an industry supported by various policies such as preferential tax policies of the State.

| Policies/Regulations | Issuing department | Issue Date | Details |
|---|---|---|---|
| Catalogue for Guiding Industry Restructuring (2011 edition) (2013 Amendment) | The State Development & Reform Commission | February 2013 | Further processing and product development of forestry residues and sandy shrubs are encouraged. |
| The 12th Five-Year Plan for Circular Economy Development | The State Council | February 2012 | All industries are encouraged to attach importance to the reuse of wastes generated in production and daily life. |
| Notice on Adjusting and Improving the Policy of Value Added Tax on Products and Labor Services for Comprehensive Utilization of Resources | The Ministry of Finance,<br>The State Administration of Taxation | December 2009 | Activated carbon produced from three kinds of agricultural and forestry residues, such as three kinds of residues, sub-small fuelwood and crop straw, which are sold by taxpayers, is levied and refunded 80% immediately by tax authorities. |
| Law of the People's Republic of China on Promoting Circular Economy | NPC Standing Committee | August 2008 | The law is enacted to promote the development of circular economy, improve the efficiency of resource utilization, protect and improve the environment, and achieve sustainable development. |
| Notice on Publishing Preferential Catalogue of Enterprise Income Tax for Comprehensive Utilization of Resources (2008 Edition) | Ministry of Finance,<br>The State Administration of Taxation | August 2008 | Enterprises that use wood-based panels made of sawdust, bark and branches as raw materials to produce activated carbon enjoy preferential income tax according to relevant regulations. |

*Source: Frost & Sullivan Inhouse Database*

FROST & SULLIVAN

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13 Overview of Activated Carbon Manufacturing Market in the PRC Outlook of the PRC Wood - based Activated Carbon Manufacturing Market Rising Awareness in Food Safety Fierce Competition Rapid Growth Trend Supported by the robust social and economic development in China, the downstream activated carbon industries continue to expa nd, especially in the fields of water treatment, air purification, automobile applications, solvent and waste gas recovery which pro vide a strong growth momentum to the wood - based activated carbon manufacturing market. In addition, with the improvement of people’s living standards and the enhancement of environmental awareness in China, the demand for activated carbon in the food, pharmaceutical, water treatment, and air purification industries is expected to maintain a rapid growth trend. Because of an increase in the number of local and international activated carbon producers in China, increasingly fierce comp eti tion in the activated carbon manufacturing market in China has fostered industry reformation and optimization. More merger and acquisition activities are expected in the foreseeable future, as smaller and less competitive market players are eliminated whe reas strong players that are able to produce activated carbon efficiently are more likely to gain market shares. As the developmen t o f activated carbon manufacturing technology in the PRC is slower compared to that in developed economies such as the U.S. and Japan, it is therefore expected that the manufacturers in China will also face fierce international competition which might h ind er the development of the overall activated carbon manufacturing market in China in the coming years. Over the past decades, increasing number of food safety related incidents have caught the attention of the Chinese citizens. Because of the consumption upgrade and abundant food safety information available on the Internet, consumers in China are paying more attention to the issue of food safety, which leads rising demand for activated carbon as food and water filter an d p urifier by the food manufacturers. The rising standard of living and awareness of food safety in China, in particular in the Tier 1 a nd 2 cities, are expected to provide a strong growth momentum to the activated carbon industry, in particular wood - based activated carbon in China.

14 High Capital Investment As activated carbon manufacturing industry is considered a labor intensive, market entrants need to spend a large amount of capital to hire workers . On the other hand, it is necessary to invest a substantial amount of upfront capital and resources to purchase industrial machineries and raw material as well as to finance research and develop technologies . Therefore, the extensive amount of financial resources required to establish an activated carbon manufacturing business poses as an entry barrier for new market entrants . Technologies and Talent Acquisition Major activated carbon manufacturers possess advanced technologies and professionals with extensive scientific knowledge and market know - how, allowing these manufacturers to efficiently produce high quality products, develop new products, and respond to swift market movements . New market entrants may find it difficult to develop such level of facilities and technologies or hire professionals to establish their business in the market . Supply of Raw Materials The activated carbon industry is also resource - intensive . Main raw materials for activated carbon production are mostly carbon - rich, such as coal, wood, fruit shell, coconut shell, walnut shell, apricot shell, jujube shell . An adequate, stable, and high - quality supply of such raw materials is required to guarantee stable and continuing production of activated carbon . For example, to guarantee the supply of raw materials at a reasonable cost, wood - based activated carbon manufacturers must be close to areas with rich forest resources or near timber distribution or processing zones . Limited coal and forest resources in the PRC makes it hard for new entrants to establish a stable raw materials supply system suitable for long - term procurement . Overview of Activated Carbon Manufacturing Market in the PRC Competitive Landscape and Entry Barrier of Wood - Based Activated Carbon Manufacturing Industry Source: Frost & Sullivan Database As of 2018 , the wood - based activated carbon manufacturing market in the PRC is highly competitive and fragmented ; there are a few manufacturers with annual production capacity of more than 10 , 000 tons and the rest of industry players are relatively small - scale manufacturers with annual production capacity of thousands of tons or less . The major competitive factors of the manufacturers are price, production capacity, quality, and distribution channels . Wood - based activated carbon manufacturers are mainly located in Fujian, Jiangxi, Zhejiang, Jiangsu, and Northeast China where forestry resources are in abundance .

15 Agenda 2 Overview of Activated Carbon Manufacturing Market in the PRC 3 Overview of Biomass Energy Market in the PRC 1 Background of the Research 4 Appendix

16 Overview of Biomass Energy Market in the PRC Classifications Source: Frost & Sullivan Inhouse Database • The process of using organic waste that would otherwise be dumped in landfills or openly burned to generate electricity and heat is called biomass energy . Biomass in solid, liquid and gaseous form is not only used for electricity and heat generation, but also for the production of biofuels (transportation fuels) . Classifications Biomass Sources Municipal solid waste Forestry crops & Residue Agricultural crops & residue Animal residues Animal residues Sewage Industrial residues

17 Overview of Biomass Energy Market in the PRC Types of Biomass Energy Source: Frost & Sullivan Inhouse Database • Based on production processes, the technology of biomass can be mainly divided into four types, namely straw direct combustion power generation, biomass combined heat and power (“CHP”), biomass gasification power generation, and mixed fuel power generation . Types Straw direct combustion power generation is a process of converting biomass energy into heat and electricity by directly firing straws through a special boiler . Currently, main raw materials for direct combustion power generation are agricultural and forestry biomass fuels, such as straw, forestry residues and other biomass fuels . Biomass CHP refers to using biomass as fuel for power plants. In addition to power generation, biomass CHP technology is able to provide heat by recovering waste heat from the power generation system. Biomass gasification power generation is a process that converts agricultural and industry solid waste into a clean source of electricity by unlocking the energy in these materials. Using advanced thermal conversion technology that involves heat, and finely controlled oxygen supply, the biomass waste is transformed into hydrogen, carbon monoxide, methane and other inert gasses producing electricity and heat without combustion or high carbon emissions commonly associated with more traditional sources of power. Mixed fuel power generation technology means co - firing power generation using biomass and coal using modified material - loading system and combustion system of current coal - fired power plant. Different from the sources of biomass, such as landfill gases, biogases, or solid waste in other countries, the sources of biomass in China are mainly agricultural wastes, thus imported biomass generators cannot directly be used for mixed fuel power generation in China. Straw direct combustion power generation Biomass CHP Biomass gasification power generation Mixed fuel power generation

18 Renewable Biomass power is a renewable energy source that can be replenished after use . A lot of biomass fuels, such as wood and straw, can be regrown . As long as efforts are made to maintain the resources used for biomass energy through dedicated replanting, it is a fuel source that has the potential to far outlast traditional fossil fuels . Carbon Neutrality Biomass reduces the amount of carbon that is released into the atmosphere, easing the situation of climate change . The only carbon that is released into the atmosphere from biomass fuels is what was absorbed by the plants during their lifecycles . As these plants are replenished, the new ones absorb the same amount of carbon, which creates a carbon neutrality cycle that sees no extra carbon emission . Versatility Biomass energy is also amongst the most versatile fuels . It can be converted into many different forms of fuel sources, each of which has varied applications . For example, biomass can be processed to create biodiesel for vehicles, and it can also be used to farm methane gas and other biofuels . Moreover, wood can be used to generate heat, while the steam produced by some forms of biomass can also power turbines to create energy . Overview of Biomass Energy Market in the PRC Advantages Source: Frost & Sullivan Database Less dependency on fossil fuels The more biomass energy is used, the less we need to depend on the fossil fuels, which are major contributors to climate change and other environmental issues . The great abundance of biomass materials also far exceeds the amount of fossil fuels, making it a more readily available fuel source .

19 Source: Frost & Sullivan Inhouse Database Overview of Biomass Energy Market in the PRC Market Size Cumulative Biomass Power Generation Capacity in China, 2013 - 2022E • Although biomass resources, such as firewood and agricultural residues, are abundant and have been a significant source of energy in China, particularly in rural areas, they are primarily used for conventional energy consumption such as cooking and heating. Biomass as a clean and low - cost source for electricity and heat based on modern biomass technologies is in urgent need of development, as reflected by the goal of installing a cumulative biomass power generation capacity (including power generation capacity of waste - to - energy projects) of 15,000 MW by 2020 for biomass power under the 13th Five - Year Plan for Biomass Energy promulgated by the National Energy Administration of China in October 2016. According to Frost & Sullivan, the total cumulative biomass power generation capacity reached 7,009 MW as of December 31, 2017. 4,200.0 4,998.0 5,853.0 6,693.0 7,009.0 8,025.0 9,189.0 10,521.0 12,047.0 13,794.0 0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 11,000 12,000 13,000 14,000 MW 2018E 2015 2013 2019E 2014 2016 2017 2020E 2021E 2022E CAGR 2013 - 2017 13.7% 2018E - 2022E 14.5%

20 Overview of Biomass Energy Market in the PRC Drivers for Biomass Energy Industry Development Source: National Development and Reform Commission of the PRC; Frost & Sullivan Inhouse Database According to the Medium - Term and Long - Term Plan for Renewable Energy promulgated by the National Development and Reform Commission of the PRC (the “NDRC”) in 2007, the PRC government set a goal to install a cumulative power generation capacity of 30.0 GW for biomass power by 2020. In order to encourage development of the biomass power industry, the NDRC issued the Notice on Improving the Pricing Policy Regarding Electricity Generated from Agricultural Waste and Forestry Residue in July 2010, which set a uniform benchmark on - grid tariff of RMB0.75/kWh applicable to all biomass power projects. This is significantly higher than the on - grid tariff for conventional coal electricity, which ranges from RMB0.30/kWh to RMB0.50/kWh, according to Frost & Sullivan. Moreover, local governments have adopted specific policies to support the development of the biomass industry, including subsidies for biomass supply and reduced interest on project financing loans for biomass facilities. According to Frost & Sullivan, development of carbon emission market may provide an additional revenue source to the biomass industry in China in the future. Frost & Sullivan expects such favorable regulatory environment to continue in the future to support the biomass power industry to reach the capacity target. Air pollution has become a significant public health issue in China and has attracted close attention nationwide. Public awareness and demand for pollution control are particularly acute in regions with high population density and severe pollution, including eastern provinces such as Jiangsu Province, Shandong Province, and Anhui Province. As compared to incineration of biomass raw materials in open fields commonly done in rural China, which has a negative impact on air quality, controlled biomass combustion to produce electricity and heat is a low - emission way of using biomass raw materials. It also produces negligible amounts of sulfur dioxide and nitrous oxide emissions as compared with fossil fuels and is expected to play an important role in controlling air pollution in China. Demand for air pollution control and reduction of greenhouse emissions Construction of rural power grid and development of rural areas China’s power grid companies have been increasing their investment in grid construction in rural areas during recent years, which may facilitate construction of biomass power plants which are typically located in those areas. In addition, building biomass power facilities could increase living standards, promote industrialization, and generate employment in rural areas. By purchasing agricultural and forestry residues, biomass power plants also provide an additional revenue source for farmers. According to Frost & Sullivan, due to these benefits, local governments that endeavor to improve the income of farmers are expected to continue supporting the construction of additional biomass facilities. Favorable Policy Support

21 Overview of Biomass Energy Market in the PRC Opportunities, Threats and Competitive Landscape of Biomass Power Industry Source: Frost & Sullivan Inhouse Database Competitive Landscape • Since 2010 , underpinned by the urgency of environmental protection issues and improving profitability of biomass plants, the number of biomass projects has been increasing every year . The market has been dominated by two major bio mass power companies focusing in southern and northern regions of China respectively . With the rapid development of the biomass power market in China, rising industry practitioners in the energy sector across China are entering the growing market and thus the market is considered to be increasingly fragmented . Opportunities Rising Awareness of Biomass Energy . With the limited resources of fossil fuels and negative environmental issues incurred, biomass energy has become increasingly important in the national energy mix. The PRC is the largest energy - consuming country all over the world. However, the supply of fossil fuel and natural gas is relatively insufficient. According to Frost & Sullivan, the per capita possession of fossil fuel and natural gas in the PRC is only 6% of the world average. Thus, there is a huge market potential for biomass energy industry to develop in order to fulfill the energy demand. Immature Development of Biomass Power Industry Infrastructure. Although a huge amount of unexplored biomass resources provides excellent market potential for biomass power industry, the geographic distribution of biomass fuels is scattered in the PRC. Some areas with abundant biomass resource, such as Yunnan province, currently do not have facilities to explore the biomass resources and logistics system to transport them, leading to a large amount of resources being undeveloped and wasted, and resulting in a low utilization rate.

22 Capital Barriers Biomass facilities normally require a large initial capital investment . According to Frost & Sullivan, to achieve an economical scale, a biomass power plant typically requires an initial investment of RMB 300 million . In addition, most biomass projects are subject to a long payback period of more than 10 years . The application for subsidies for construction is also time - consuming . High initial capital investment requires industry participants to possess substantial capital and strong financing abilities . Management Expertise Management’s in - depth expertise and experience in project selection, planning, financing, construction, testing and operation, as well as the ability to assure high levels of operational stability and efficiency and regulatory compliance, are essential to the success of a biomass project . In particular, the fuel price for a biomass power plant is relatively high due to the collection and transportation costs, and due to their smaller scale, biomass power units usually have lower power efficiency than coal - fired units . Therefore, despite high on - grid tariffs, the profitability of biomass power plants varies largely according to the ability of their operators to control supply prices and ensure operational efficiency . As a result, inexperienced players may have difficulties achieving profitability . Biomass Supply Stable supply of biomass raw materials is critical to the profitability of biomass facilities . As biomass resources are scattered in rural areas where the collection and transportation system are typically underdeveloped, it is costly to establish a supply system . Furthermore, the total output of biomass resources is limited in a given region, and the cost to transport biomass resources from other regions is high . Moreover, once a biomass facility is constructed, additional biomass facilities may not be constructed within a radius of 100 km under the Notice on the Administration of the Construction of Biomass Energy Generation Projects promulgated by the NDRC in August 2010 . Therefore, the first mover in a particular region will likely prevent entry of other competitors . Overview of Biomass Energy Market in the PRC Entry Barriers Source: Frost & Sullivan Inhouse Database Technological Barriers Equipment used in biomass facilities is highly specialized and technology - intensive, and is required to conform to strict standards in the power generation process . Biomass technology is in a developing stage in China, and Chinese biomass power companies still primarily rely on imported technology and equipment . Therefore, cooperation with domestic enterprises with strong research and development capability or with foreign equipment manufacturers is important to enter the market .

23 Agenda 2 Overview of Activated Carbon Manufacturing Market in the PRC 3 Overview of Biomass Energy Market in the PRC 1 Background of the Research 4 Appendix

24 Frost & Sullivan’s Methodology Frost & Sullivan is an independent global consulting firm, which was founded in 1961 in New York . It offers industry research and market strategies and provides growth consulting and corporate training . Its industry coverage in global market includes automotive and transportation, chemicals, materials and food, commercial aviation, consumer products, energy and power systems, environment and building technologies, healthcare, industrial automation and electronics, industrial and machinery, and technology, media and telecom . This study has been undertaken through extensive primary and secondary research including interviews with industry experts and market participants, and analysis of official public sources of data, figures, information and reports as well as Frost & Sullivan’s independent database and research reports . : Projected market sizes in this report are estimated through in - depth analysis of the historical macro - economic factors such as the country’s economic growth and per capita disposable income, market drivers, future trends and market concentration . : Bottom - up and top - down methods are applied to cross check and fine tune the obtained figures to arrive at the closest estimate . : Frost & Sullivan’s report was compiled based on the below assumptions : 1. Growth of economy in the PRC and other jurisdiction is assumed to maintain a steady growth over the forecast period ; 2. The social, economic, and political environment in the PRC and other jurisdiction is assumed to be stable during the forecast period ; 3. Additional market drivers .

25 Abbreviations and Terms • CAGR: compound annual growth rate • GDP: gross domestic product • Mainland China / the PRC: the People's Republic of China • RMB: Renminbi, the lawful currency in China • US$: United States dollar, the lawful currency in United States Abbreviations and Terms

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